Exhibit 99.2

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This is an initial report.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares of Hut 8 Mining Corp. (the “Issuer”). The Issuer’s head office is at 130 King Street West, Suite 1800, Toronto, ON M5X 1E3.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Bitfury Holding BV (the “Acquiror”)
Herengracht 168, 1016 BP

Amsterdam

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On April 16, 2021, the Acquiror disposed ownership of 3,000,000 common shares (the “Common Shares”) of the Issuer at a price of $7.48 per Common Share, pursuant to a notice of intention to distribute securities under section 2.8 of Regulation 45-102 – Respecting Resale of Securities filed on SEDAR.

2.3	State the names of any joint actors.

Valerijs Vavilovs.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

The Acquiror disposed the Common Shares. As a result of this disposition, the securityholding percentage of the Acquiror and its joint actor decreased by 2.55% since the last report filed on March 15, 2021.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror disposed ownership of the Common Shares.

3.3	If the transaction involved a securities lending arrangement, state that fact. Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the disposition of the Common Shares, the Acquiror and its joint actor, Valerijs Vavilovs, hold a total of 23,159,889 Common Shares of the Issuer representing approximately 19.38% of the outstanding Common Shares of the Issuer, and approximately 17.44% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis.

Out of the 23,159,889 Common Shares, 21,639,056 Common Shares were held by the Acquiror and 1,520,833 Common Shares were held by the joint actor of the Acquiror, Valerijs Vavilovs.

Immediately after the disposition of the Common Shares, the Acquiror and its joint actor, Valerijs Vavilovs, hold a total of 20,159,889 Common Shares of the Issuer representing approximately 16.87% of the outstanding Common Shares of the Issuer, and approximately 15.18% of the issued and outstanding Common Shares of the Issuer on a fully-diluted basis.

Out of the 20,159,889 Common Shares, 18,639,056 Common Shares are held by the Acquiror and 1,520,833 Common Shares are held by the joint actor of the Acquiror, Valerijs Vavilovs.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Common Shares were disposed at a price of $7.48 per Common Share, for a total consideration of $22,440,000.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

The Acquiror and its joint actor may, from time to time and depending on market and other conditions, acquire additional Common Shares through market transactions, private agreements, treasury issuances, dividend reinvestment programs, exercise of options, convertible securities or otherwise or may sell all or some portion of the Common Shares they own or otherwise trade in or with respect to securities of the Issuer.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; Not applicable.

(j)	a solicitation of proxies from securityholders;

Not applicable.

(k)	an action similar to any of those enumerated above. Not applicable.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not Applicable.

Item 9 – Certification

The acquiror must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 23rd of April, 2021

BITFURY HOLDING BV

Per:	“Olegs Blinkovs”
Name/ Olegs Blinkovs
title:	Managing Director